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Exhibit 12.1

Reddy Ice Group, Inc.
Computation of Ratio of Earnings to Fixed Charges

								Period From May 8,2003 (Date of Inception) to September 30, 2003 (Successor)
	Year Ended December 31,					Nine Months Ended September 30, 2002 (Predecessor)	Period From January 1 to August 14, 2003 (Predecessor)
	2002 (Predecessor)	2001 (Predecessor)	2000 (Predecessor)	1999 (Predecessor)	1998 (Predecessor)
	(in thousands)
Earnings
Pre-tax income (loss) from continuing operations before minority interest in consolidated subsidiaries and income from equity investees	$(11,558)	$(19,993)	$(4,068)	$(6,315)	$(22,973)	$7,125	$5,565	$6,831
Fixed charges	45,423	46,165	39,921	36,724	32,954	34,205	28,335	6,095
Preference security dividend requirements of consolidated subsidiaries	(3,810)	(3,458)	(3,134)	(3,078)	(5,918)	(2,809)	(2,566)	(1,473)

Total earnings	$30,055	$22,714	$32,719	$27,331	$4,063	$38,521	$31,334	$11,453

Fixed Charges
Interest expense	$34,870	$36,686	$32,470	$30,409	$24,705	$26,339	$21,063	$3,800
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,684	2,094	1,644	1,587	1,242	2,013	1,662	315
Estimated interest in rental expense	4,059	3,927	2,673	1,650	1,089	3,044	2,537	507
Preference security dividend requirements of consolidated subsidiaries	3,810	3,458	3,134	3,078	5,918	2,809	2,566	1,473

Total fixed charges	$45,423	$46,165	$39,921	$36,724	$32,954	$34,205	$27,828	$6,095

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	1.13	1.13	1.88

(1)
During certain of the periods presented above, earnings were not sufficient to cover fixed charges. For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the deficiency was $15,368, $23,451, $7,202, $9,393, and $28,921, respectively.

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  Exhibit 12.1
  Reddy Ice Group, Inc. Computation of Ratio of Earnings to Fixed Charges